SILVER STANDARD RESOURCES INC.

Interim Financial Report

March 31, 2006

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

SILVER STANDARD RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2006

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2006 and 2005 is prepared as of May 11, 2006 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto and in conjunction with the MD&A for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

1.	BUSINESS OVERVIEW

We are a company focused exclusively on the acquisition of and exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. Our common stock is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	FIRST QUARTER INTERIM FINANCIAL RESULTS

For the quarter ended March 31, 2006, we had a net loss of $1,081,000 or $0.02 per share compared to a loss of $943,000 or $0.02 per share in the first quarter of 2005. A discussion on the various components of the expense and income items compared to the prior year follows:

	Three Months Ended March 31
Exploration and mineral property costs	2006 $	2005 $
Property examinations and exploration	110,000	103,000
Reclamation and accretion	20,000	27,000
	(130,000)	(130,000)

We continued our grass roots exploration and property examinations during the quarter, with the focus in Peru and Mexico. Exploration for the quarter was $110,000 compared to $103,000 in the prior year and of this total, $79,000 ( 2005 - $9,000) was spent in Peru and $26,000 (2005 - $84,000) was spent in Mexico. Reclamation and accretion expense was $20,000 during the quarter compared to $27,000 expended during the first quarter of the prior year. Of the expense to date, $13,000 (2005 - $12,000) relates to the accretion impact on the recorded asset retirement obligations and $7,000 (2005 - $15,000) relates to current cash reclamation costs.

	Three Months Ended March 31
Expenses	2006 $	2005 $
Salaries and employee benefits – other	202,000	191,000
Salaries and employee benefits – stock-based compensation	522,000	225,000
Depreciation	15,000	26,000
Internal control over financial reporting	71,000	55,000
Professional fees	53,000	27,000
General and administration – other	574,000	571,000
General and administration – stock-based compensation	323,000	9,000
	(1,760,000)	(1,104,000)

Total expenses for the quarter were $1,760,000 and this compares to $1,104,000 for the comparable quarter of 2005. The increased expenditures primarily relate to stock-based compensation.

Salaries and employee benefits were $202,000 for the first quarter compared to $191,000 in the comparable quarter of the prior year. Stock-based compensation relating to salaried employees was $522,000 compared to $225,000 in the comparable period of the prior year and this relates to more options being granted.

We incurred $71,000 in internal control over financial reporting costs compared to $55,000 incurred in the comparable period of the prior year. These costs will continue throughout 2006 as we will be required to comply with the rules requiring a certification by management of the effectiveness of design and implementation of internal financial controls for our December 2006 fiscal year-end.

Professional fees for the quarter ended March 31, 2006 were $53,000 compared to $27,000 in the comparable period of the prior year. The increase relates to accounting and tax work.

General and administration expenses were $574,000 for the quarter compared to $571,000 in the comparable quarter of the prior year. Costs associated with the production and mailings of our annual report were $102,000 lower than the comparable period of 2005 due to timing. Offsetting this were cost increases in the areas of directors’ expenses, investor relations consulting and special projects including an analyst visit to the Pitarrilla and Pirquitas properties, travel expenses and listing and filing fee expenses.

	Three Months Ended March 31
Other income (expenses)	2006 $	2005 $
Investment income	338,000	267,000
Gain on sale of marketable securities and investment write-ups	430,000	46,000
Foreign exchange gain (loss)	41,000	(22,000)
	809,000	291,000

Interest income for the quarter was $338,000 compared to $267,000 for the comparable quarter of 2005. Higher interest rates on surplus funds were the main reason for the increased income. The gain on sale of marketable securities and investment write-ups recorded during the current quarter was $430,000 compared to $46,000 in the same period of the prior year, with the gain in the current quarter relating to sales of Minco Silver Corporation shares. The components are $368,000 in gains on sale of marketable securities and $62,000 in investment write-ups compared to $36,000 in gains on sales of marketable securities and $10,000 in investment write-ups in the comparable period of 2005. A foreign exchange gain of $41,000 was recorded during the quarter compared to a loss of $22,000 recorded in the first quarter of 2005. The current quarter’s gain is mainly due to gains on translation of a US dollar reclamation deposit.

Summary of quarterly results

Quarter ended (unaudited)	Total Revenues $	Income (Loss) $	Income (Loss) Per Share $
March 31, 2006	nil	(1,081,000)	(0.02)
December 31, 2005	nil	(1) (3,908,000)	(0.07)
September 30, 2005	nil	(2) 21,000	0.00
June 30, 2005	nil	(1,040,000)	(0.02)
March 31, 2005	nil	(943,000)	(0.02)
December 31, 2004	nil	(3) (2,947,000)	(0.06)
September 30, 2004	nil	(4) 1,004,000	0.02
June 30, 2004	nil	(5) (195,000)	(0.00)

Explanatory notes:

(1)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(2)	Includes $1,323,000 in gains on sale of marketable securities.
(3)	Includes $2,072,000 in non-cash expenses relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.
(4)	Includes a $1,710,000 gain on sales of marketable securities.
(5)	Includes $439,000 in gains on the sale of marketable securities and $462,000 in gains on sale of mineral properties.

3.	FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter, silver bullion and other capital resources follows:

Cash and Cash Equivalents

At the end of the quarter, our free cash position, including short-term deposits was $37,863,000 compared to $23,030,000 at the beginning of the year for an increase during the quarter of $14,833,000. This increase is primarily due to exercise of warrants that expired on January 15, 2006 and the exercise of common share stock options.

Operating Activities

Cash flows used in operations in the first quarter was a use of $1,224,000 compared to $311,000 in the comparable period in 2005. The difference is mainly due to the timing of changes in non-cash working capital items.

Financing Activities

During the first quarter of 2006, we raised a total of $28,993,000 from the issuance of new equity compared to $379,000 in the comparable period of 2005. In the current quarter, 347,800 stock options were exercised for total proceeds of $3,340,000 and 1,386,625 warrants were exercised for total proceeds of $25,653,000.

	Three Months Ended March 31
	2006 $	2005 $
Exercise of stock options	3,340,000	379,000
Exercise of warrants	25,653,000	-
	28,993,000	379,000

Investing Activities

Mineral Properties

Total cash invested in mineral properties in the quarter was $11,532,000 compared to $3,973,000 in the comparable quarter of the prior year. A summary by mineral property project follows:

	Three Months Ended March 31
	2006 $	2005 $
Pirquitas	1,647,000	306,000
Pitarrilla	6,886,000	956,000
Bowdens	75,000	68,000
Shafter	136,000	90,000
San Luis	172,000	-
Manantial Espejo	182,000	1,443,000
Diablillos	30,000	43,000
Berenguela	1,692,000	442,000
Veta Colorada	387,000	-
Challacollo	134,000	118,000
Maverick Springs	16,000	144,000
Candelaria	37,000	119,000
Other	138,000	244,000
	11,532,000	3,973,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

We spent $11,532,000 on our various mineral properties in the first quarter of 2006 compared to $3,973,000 in the comparable period of 2005. A total of $6,886,000 was spent on our Pitarrilla property during the current quarter and, of this amount, $4,680,000 was spent on surface land acquisitions and $2,206,000 on surface exploration. A total of 10,940 meters of diamond drilling was completed during the current quarter and three drills are currently operating on the property.

At our Pirquitas property, $1,647,000 was spent during the current quarter on development of this property and the updating of the feasibility study by Mine Development Associates, Inc. and Hatch Ltd. The results of this feasibility study update were announced in April with the project reporting 20.5 million ounces of proven silver reserves, 83.6 million ounces of probable reserves and 3.0 million ounces of jig tails (probable reserves) for a total of 107.1 million of contained silver reserves. The feasibility study update envisions an open-pit mine producing an average of 9.6 million ounces of silver per year over a mine life of 8.8 years. Project capital costs over the operating life of the project are estimated to be US$146 million to an accuracy of +/- 15%, plus Argentinean value added tax of approximately US$12.0 million, which is refundable in stages once construction starts. Upon a final development decision, construction is expected to take 21-24 months.

In early 2006, we completed the acquisition of the Berenguela property. The consideration paid was US$2 million in cash (of which US$600,000 was paid in 2005) and US$8 million in common shares of the company and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of US$3.0 million. Of the $1,692,000 spent on the Berenguela property in the first quarter, $1,627,000 related to the cash acquisition and $65,000 related to ongoing costs related to this property, including legal fees. As a result of this acquisition, future income tax liabilities and mineral property costs were increased by an additional $5,110,000.

We spent $182,000 at the Manantial Espejo property in the first quarter of 2006. Subsequent to the end of the quarter, our 50% interest in this property was sold to our partner, Pan American Silver Corp., for 1.95 million common shares of Pan American with a fair value of $55,056,000. As the sale has closed subsequent to March 31, 2006, all assets and liabilities relating to the Manantial Espejo property joint venture have been reclassified as current assets and liabilities on our balance sheet under the heading asset held for sale. We will record a gain on sale of our 50% property interest of approximately $35.4 million in the second quarter.

A total of $387,000 was spent at the Veta Colorada property during the quarter ended March 31, 2006. We are in the process of completing the acquisition of a 100% interest in this property which will require a cash payment of US$3,330,000 with the closing expected in the second quarter of this year.

During the quarter ended March 31, 2006, reclamation bonding required for our Candelaria property was reduced from US$1,679,000 to US$1,638,000. We lodged US$1,638,000 ($1,912,000) as collateral for the bank letter of credit used to meet this bonding obligation. In so doing, the silver collateral that had previously been lodged as collateral was released with the result there are no restrictions on our silver bullion.

Silver Bullion

We hold 1,953,985 ounces of silver bullion carried at $15,787,000. The average cost of these ounces was $8.08 (US$5.85) per ounce. The market value at March 31, 2006 for our bullion was $26,807,000 based on $13.72 (US$11.76) per ounce.

Marketable Securities

We hold shares or share purchase warrants in a number of companies at a carried cost of $4,974,000 at March 31, 2006, with the most significant being Minco Silver Corporation and Esperanza Silver Corporation. At March 31, 2006, the market value of our marketable securities was $32,553,000 or $27,579,000 over its cost.

Cash Resources and Liquidity

At March 31, 2006, we had a healthy working capital of $77,101,000 compared to $40,344,000 at December 31, 2005. In early April 2006, we closed the sale of our 50% interest in the Manantial Espejo project to our joint venture partner, Pan American for 1.95 million common shares of Pan American. On closing, these shares had a fair value of $55,056,000. In May 2006, we announced the sale of 7.2 million of our common shares to a syndicate of underwriters and we expect to receive net proceeds of approximately $171 million (US$155 million). We have also granted the underwriters an option exercisable for a period of 30 days following the closing of the offering to purchase up to an additional 1.08 million of our common shares. If the underwriters fully exercise the overallotment option, we will receive additional net proceeds of approximately $25.8 million (US$23.4 million). The net proceeds from the offering will be used to fund a portion of the development costs of the Pirquitas project, exploration on our other projects and for working capital and general corporate purposes.

This working capital position is sufficient to see us through the next several years of planned exploration and development expenditures, property holding costs and administrative expenditures. Additional capital may be required as our projects are developed into production.

4.	ADDITIONAL DISCLOSURES

Disclosure Controls and Procedures

We designed and have in place disclosure controls and procedures that we believe are necessary to provide reasonable assurance that material information has been made available to management in preparation of its annual filings. In addition, management has determined that such controls and procedures are working effectively.

Related Party Transactions

During the three months ended March 31, 2006, we recorded expense reimbursements of $114,800 (2005 - $83,100) from companies related by common management. At March 31, 2006, accounts receivable includes $135,100 (2005 - $93,000) from related parties. We hold marketable securities in a number of companies that have common directors or officers, with the principal ones being Minco Silver Corporation and Esperanza Silver Corporation.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of our December 31, 2005 annual Consolidated Financial Statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of the carrying value of mineral property costs. Under Canadian GAAP, we record our interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.

Our management regularly reviews the net carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If management determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Other than the Pirquitas property, we presently have no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to the estimated recoverable values with the write-down expensed for the period.

Asset Retirement Obligations

We estimate the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the mineral property cost. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed annually.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Stock-Based Compensation

We use the Black-Scholes valuation model for valuing options granted. Option pricing models require the input of highly subjective assumptions, such as expected price volatility and expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options granted/vested during the year.

Income Taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value. As at May 11, 2006, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital Stock	54,201,420	-	-
Stock Options	2,238,150	2.50 – 18.73	0.4 – 4.7
Fully diluted	56,439,570	-	-

Risks and Uncertainties

We are a company focused exclusively on the acquisition of and exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2005.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver will be realized. Declines in the market price for silver may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations. In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries. In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

Subsequent Events

(a)

On March 22, 2006, we announced the sale of our 50% interest in the Manantial Espejo property to our joint venture partner Pan American for 1.95 million common shares of Pan American. Closing of the transaction was subject to final documentation and regulatory approvals. On April 10, 2006, the agreement closed and we received 1.95 million common shares of Pan American with a fair value of $55,056,000. These shares are subject to a four month restriction on any sales.

As the sale closed subsequent to March 31, 2006, all assets and liabilities relating to the Manantial Espejo property joint venture have been reclassified as current assets and liabilities on our balance sheet under the heading asset held for sale. We will record an after tax gain on sale of the joint venture of approximately $35.4 million in the second quarter.

(b)

On May 11, 2006, we announced the sale of 7.2 million of our common shares at a price of $25.31 (US$23.00) per common share to a syndicate of underwriters. We expect to receive net proceeds of approximately $171 million (US$155 million) after deducting underwriting fees and estimated offering expenses. We have also granted the underwriters an option exercisable for a period of 30 days following the closing of the offering to purchase up to an additional 1.08 million of our common shares. If the underwriters fully exercise the overallotment option, we will receive additional net proceeds of approximately $25.8 million (US$23.4 million). The offering is expected to close on May 16, 2006.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’,

‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production at our mineral exploration properties;
•	risks and uncertainties associated with new mining operations;
•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;
•	our history of losses and expectation of future losses;
•	differences in U.S. and Canadian practices for reporting resources;
•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	unpredictable risks and hazards related to the development and operation of a mine or mine property;
•	commodity price fluctuations;
•	risks related to governmental regulations, including environmental regulations;
•	risks related to delay or failure to obtain required permits, or non-compliance;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	risks related to reclamation activities on our properties;
•	uncertainties related to title to our mineral properties;
•	risks related to political instability and unexpected regulatory change;
•	our ability to successfully acquire additional commercially mineable mineral rights;
•	currency fluctuations;
•	increased competition in the mining industry for properties and qualified personnel;
•	risks related to some of our directors’ and officers’ involvement with other natural resource companies; and
•	our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties’’ and in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars, except number of shares)

	March 31 2006 $ (unaudited)	December 31 2005 $ (audited)
Assets

Current assets
Cash and cash equivalents	37,863	23,030
Silver bullion (note 3)	15,787	14,095
Marketable securities (note 4)	4,974	4,985
Asset held for sale (note 10(a))	22,555	-
Accounts receivable	1,545	1,238
Prepaid expenses and deposits	446	496

	83,170	43,844
Restricted cash (note 3)	1,912	-
Restricted silver bullion (note 3)	-	1,692
Reclamation deposits	188	190
Mineral property costs (notes 5 and 10(a))	177,342	171,525
Property, plant and equipment (note 10(a))	694	2,037

	263,306	219,288

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	1,090	1,990
Accrued liabilities	1,368	788
Liabilities relating to asset held for sale (note 10(a))	2,889	-
Current portion of asset retirement obligations	722	722

	6,069	3,500
Asset retirement obligations	773	759
Future income tax liability	24,595	21,839

	31,437	26,098

Shareholders' Equity

Share capital (note 6)	266,654	219,971
Share subscription	84	-
Value assigned to stock options	9,118	9,778
Value assigned to warrants	-	6,965
Contributed surplus	618	-
Deficit	(44,605)	(43,524)

	231,869	193,190

	263,306	219,288

Subsequent events (note 10)

Approved by the Board of Directors:

“John R. Brodie”	“R.E. Gordon Davis”

John R. Brodie, FCA, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

(expressed in thousands of Canadian dollars, except number of shares)

	Three Months Ended March 31
	2006 $	2005 $

Exploration and mineral property costs
Property examination and exploration	110	103
Reclamation and accretion	20	27

	(130)	(130)

Expenses
Salaries and employee benefits - other	202	191
Salaries and employee benefits - stock-based compensation (note 6)	522	225
Depreciation	15	26
Internal control over financial reporting	71	55
Professional fees	53	27
General and administration - other	574	571
General and administration - stock-based compensation (note 6)	323	9

	(1,760)	(1,104)

Other income (expenses)
Investment income	338	267
Gain on sale of marketable securities and investment write-ups	430	46
Foreign exchange gain (loss)	41	(22)

	809	291

Loss for the period	(1,081)	(943)

Deficit - Beginning of period	(43,524)	(37,654)

Deficit - End of period	(44,605)	(38,597)

Weighted average number of shares outstanding (thousands)	53,601	51,606

Basic and diluted loss per common share	(0.02)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the three months ended March 31, 2006

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended March 31
	2006 $	2005 $

Operating activities
Loss for the period	(1,081)	(943)
Items not affecting cash
Depreciation	15	26
Stock-based compensation	845	234
Asset retirement obligations	13	12
Gain on sale of marketable securities and
investment write-ups	(430)	(46)
Foreign exchange gain	2	-
Changes in non-cash working capital items
Accounts receivable	(389)	(471)
Prepaid expenses and deposits	50	233
Accounts payable	(862)	667
Accrued liabilities	613	(23)

Cash used in operating activities	(1,224)	(311)

Financing activities
Shares and warrants issued for cash	28,993	379
Repayment of long-term debt	-	(10)
Share subscription	84	-

Cash generated by financing activities	29,077	369

Investing activities
Mineral property costs	(11,532)	(3,973)
Purchase of property, plant and equipment	(17)	(1,084)
Proceeds from sale of marketable securities	441	57
Restricted cash	(1,912)	-

Cash used in investing activities	(13,020)	(5,000)

Increase (decrease) in cash and cash equivalents	14,833	(4,942)

Cash and cash equivalents - Beginning of period	23,030	45,703

Cash and cash equivalents - End of period	37,863	40,761

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

1.	NATURE OF OPERATIONS

We are in the process of acquiring, exploring and holding silver mineral properties. We hope to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. Other than the Pirquitas property, we have not determined whether these properties contain ore reserves that are economically recoverable and we are considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of us to obtain any necessary financing to complete the development, and upon future profitable production. The amounts shown as mineral property costs represents net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made. We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

3.	SILVER BULLION

We own 1,953,985 ounces of silver bullion at a cost of $15,787,000 for an average cost of $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of the silver bullion at March 31, 2006 was $26,807,000.

We had lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada. Under the terms and conditions with our banker, we had the right to lodge collateral in Canadian dollars, U.S. dollars or silver bullion. We had lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. Additional calls for collateral would be made should the coverage ratio fall below 105%. In early 2006, the reclamation obligation was reduced to US$1,638,000 and we replaced silver collateral with US$1,638,000 ($1,912,000) in cash and our silver bullion is no longer restricted.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

4.	MARKETABLE SECURITIES

At March 31, 2006, we held shares or share purchase warrants as follows:

	Cost $	Market Value $
4,845,200 shares of Minco Silver Corporation *	3,126	20,350
5,310,000 shares of Esperanza Silver Corporation	1,508	10,673
150,000 share purchase warrants of Esperanza Silver Corporation	-	217
170,565 share purchase warrants of Vista Gold Corp.	-	856
Other investments	340	457
	4,974	32,553

* At March 31, 2006, 3,720,000 shares were subject to an escrow agreement.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

5.      MINERAL PROPERTY COSTS

Details of the mineral properties that we currently hold are as follows:

	Acquisition costs $	Exploration costs $	Future tax effects $	Total March 31 2006 $	Total December 31 2005 $
Argentina
Diablillos	5,376	1,539	-	6,915	6,885
Manantial Espejo (note (10(a))	-	-	-	-	20,955
Pirquitas	56,308	6,991	13,606	76,905	74,927
Other	57	140	-	197	180
Australia
Bowdens	10,892	7,332	3,157	21,381	21,382
Leadville	-	239	-	239	225
Canada
Silvertip	1,818	252	-	2,070	2,066
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	49	-	1,283	1,280
Chile
Cachinal	18	93	-	111	111
Challacollo	2,595	2,734	317	5,646	5,513
Juncal	16	50	-	66	66
La Flora	16	35	-	51	50
Mexico
Pitarrilla	6,050	11,209	934	18,193	11,194
Valenciana	41	273	-	314	312
Ortega	64	69	-	133	124
San Agustin	60	632	-	692	685
San Marcial	1,250	749	82	2,081	2,045
Veta Colorada	237	734	-	971	584
Other	229	362	-	591	508
Peru
Berenguela	12,696	2,984	5,547	21,227	4,536
San Luis	-	307	-	307	135
United States
Candelaria	2,981	2,725	154	5,860	5,806
Maverick Springs	637	1,538	30	2,205	2,189
Shafter	2,544	2,944	768	6,256	6,119
	107,512	45,235	24,595	177,342	171,525

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6.	OUTSTANDING SHARES AND RELATED INFORMATION

(a)	Shares authorized:
Unlimited number of common shares, no par value.

	Number of shares (thousands)	Amount $

Share Capital
Balance, December 31, 2005	51,849	219,971
Issued during the year
For cash
Exercise of options	348	3,340
Exercise of warrants	1,387	25,653
For mineral property	530	9,814
Assigned value of exercised options	-	1,476
Assigned value of warrants exercised	-	6,400

Balance, March 31, 2006	54,114	266,654

(b)	Warrants

During the quarter ended March 31, 2006, 1,386,625 warrants were exercised and 122,500 expired on January 15, 2006. There are no warrants outstanding as at March 31, 2006.

(c)	Options

At March 31, 2006, the total number of options outstanding was 2,325,400 with prices ranging from $2.50 to $18.73 with weighted average remaining lives of 3.4 years. This represents 4.3% of issued and outstanding capital.

During the three months ended March 31, 2006, 70,000 options were granted to directors and consultants at a weighted average strike price of $18.64 and these options had a fair value assigned of $6.15 per option based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statement of loss and deficit was $845,000 in the current quarter, with an additional $24,000 value deferred as mineral property costs. Of the amount charged to the statements of loss and deficit, $323,000 was allocated to general and administration and $522,000 was allocated to salaries and employee benefits.

The fair value of stock options for all options issued was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions – expected dividend yield – nil%; average risk-free interest rate 3.8%; expected life – 2.7 years; expected volatility 47%.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

7.	SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash financing and investing activities were:

	Three Months Ended March 31
	2006 $	2005 $
Non-cash financing activities
Shares issued for mineral properties	9,814	-
Value assigned to options	(845)	(234)
Non-cash investing activities
Mineral properties acquired through issuance of shares	(9,814)	-
Option value assigned to mineral properties	(24)	(9)

8.	RELATED PARTY TRANSACTIONS

(a)

During the three months ended March 31, 2006, we recorded expense reimbursements of $114,800 (2005 - $83,100) from companies related by common directors or officers. At March 31, 2006, accounts receivable includes $135,100 (2005 - $93,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

(b)	We hold marketable securities in a number of companies that have common directors or officers, with the principal ones being Minco Silver Corporation and Esperanza Silver Corporation.

9.	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Substantially all of our losses were incurred in Canada. Segment assets by geographic location are as follows:

				March 31, 2006
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	-	1	589	-	104	-	-	694
Mineral property costs	84,016	21,619	7,001	5,874	22,976	21,534	14,322	177,342
	84,016	21,620	7,590	5,874	23,080	21,534	14,322	178,036

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

				March 31, 2005
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	1,336	1	575	-	66	-	-	1,978
Mineral property costs	94,463	17,919	6,945	4,865	8,803	1,668	12,463	147,126
	95,799	17,920	7,520	4,865	8,869	1,668	12,463	149,104

10.	SUBSEQUENT EVENTS

(a)

On March 22, 2006, we announced the sale of our 50% interest in the Manantial Espejo property to our joint venture partner Pan American Silver Corp. for 1.95 million common shares of Pan American. Closing of the transaction was subject to final documentation and regulatory approvals. On April 10, 2006, the agreement closed and we received 1.95 million common shares of Pan American with a fair value of $55,056,000. These shares are subject to a four month restriction on any sales.

As the sale closed subsequent to March 31, 2006, all assets and liabilities relating to the Manantial Espejo property joint venture have been reclassified as current assets and liabilities on our balance sheet under the heading asset held for sale. We will record an after tax gain on sale of the joint venture of approximately $35.4 million in the second quarter.

(b)

On May 11, 2006, we announced the sale of 7.2 million of our common shares at a price of $25.31 (US$23.00) per common share to a syndicate of underwriters. We expect to receive net proceeds of approximately $171 million (US$155 million) after deducting underwriting fees and estimated offering expenses. We have also granted the underwriters an option exercisable for a period of 30 days following the closing of the offering to purchase up to an additional 1.08 million of our common shares. If the underwriters fully exercise the overallotment option, we will receive additional net proceeds of approximately $25.8 million (US$23.4 million). The offering is expected to close on May 16, 2006.